IMPORTANT : Avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso - *Important : Before selecting please refer to instructions on reverse side*

Quelle que soit l'option choisie, noircir comme ceci ▮ la ou les cases correspondantes, dater et signer au bas du formulaire - *Whichever option is used, shade box(es) like this ▮, date and sign at the bottom of the form*

A. ▯ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire. / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

DBV TECHNOLOGIES
BAT D 80/84 RUE DES MEUNIERS
92220 BAGNEUX

AU CAPITAL DE EUR 1 937 248,60
441 772 522 RCS NANTERRE

ASSEMBLEE GENERALE MIXTE DU 23 JUIN 2015

CADRE RÉSERVÉ À LA SOCIÉTÉ - *FOR COMPANY'S USE ONLY*

Identifiant - *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (Vote simple / *Single vote*; Vote double / *Double vote*); Porteur / *Bearer*

Nombre de voix - *Number of voting rights*

▯ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

Cf. au verso (2) - *See reverse (2)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration ou le Directoire ou la Gérance, à l'EXCEPTION de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels je vote NON ou je m'abstiens.

I vote YES all the draft resolutions approved by the Board of Directors, EXCEPT those indicated by a shaded box – like this ▮, for which I vote NO or I abstain.

1 ▯	2 ▯	3 ▯	4 ▯	5 ▯	6 ▯	7 ▯	8 ▯	9 ▯
10 ▯	11 ▯	12 ▯	13 ▯	14 ▯	15 ▯	16 ▯	17 ▯	18 ▯
19 ▯	20 ▯	21 ▯	22 ▯	23 ▯	24 ▯	25 ▯	26 ▯	27 ▯
28 ▯	29 ▯	30 ▯	31 ▯	32 ▯	▯	▯	▯	▯
▯	▯	▯	▯	▯	▯	▯	▯	▯

Sur les projets de résolutions non agréés par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.

On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice – like this ▮.

	Oui / *Yes*	Non/No *Abst/Abs*		Oui / *Yes*	Non/No *Abst/Abs*
A	▯	▯	F	▯	▯
B	▯	▯	G	▯	▯
C	▯	▯	H	▯	▯
D	▯	▯	J	▯	▯
E	▯	▯	K	▯	▯

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

- Je donne pouvoir au Président de l'assemblée générale de voter en mon nom. / *I appoint the Chairman of the general meeting to vote on my behalf*...... ▯
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to vote NO)*...... ▯
- Je donne procuration [cf. au verso renvoi (4)] à M., Mme ou Mlle, Raison Sociale pour voter en mon nom ...... / *I appoint [see reverse (4)] Mr, Mrs or Miss, Corporate Name to vote on my behalf* ...... ▯

Pour être prise en considération, toute formule de vote par correspondance doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest:

à la banque / *to the bank* 20/06/2015
à la société / *to the company* 20/06/2015

▯ JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

Cf. au verso (3)

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE GENERAL MEETING

See reverse (3)

▯ JE DONNE POUVOIR À : Cf. au verso (4)

I HEREBY APPOINT: *See reverse (4)*

M. Mme ou Mlle, Raison Sociale / *Mr, Mrs or Miss, Corporate Name*

Adresse / *Address*

ATTENTION : s'il s'agit de titres au porteur, les présentes instructions ne seront valides que si elles sont directement retournées à votre banque.

CAUTION : *if it is about bearer securities, the present instructions will be valid only if they are directly returned to your bank.*

Nom, prénom, adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement). Cf au verso (1)
Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary). See reverse (1)

Date & Signature

▯

FORMULAIRE DEDIE AUX SOCIETES FRANCAISES / *FORM RELATED TO FRENCH COMPANIES*

CONDITIONS D'UTILISATION DU FORMULAIRE

(1) GENERALITES

Il s'agit d'un formulaire unique prévu par l'article R 225 -76 du Code de Commerce. Quelle que soit l'option choisie, le signataire est prié d'inscrire très exactement, dans la zone réservée à cet effet, ses nom (en majuscules), prénom usuel et adresse ; si ces indications figurent déjà sur le formulaire, le signataire doit les vérifier et, éventuellement, les rectifier.

Pour les personnes morales, le signataire doit renseigner ses nom, prénom et qualité.

Si le signataire n'est pas l'actionnaire (exemple : Administrateur légal, Tuteur, etc.) il doit mentionner ses nom, prénom et la qualité en laquelle il signe le formulaire de vote.

Le formulaire adressé pour une assemblée vaut pour les assemblées successives convoquées avec le même ordre du jour (article R 225-77 alinéa 3 du Code de Commerce).

Le texte des résolutions figure dans le dossier de convocation joint au présent formulaire (article R 225-81 du Code de Commerce). Ne pas utiliser à la fois « Je vote par correspondance » et « Je donne pouvoir » (Article R 225-81 Code de Commerce). La version française de ce document fait foi.

(2) VOTE PAR CORRESPONDANCE

Article L.225-107 du Code de Commerce (extrait) :

"Tout actionnaire peut voter par correspondance, au moyen d'un formulaire dont les mentions sont fixées par décret en Conseil d'Etat. Les dispositions contraires des statuts sont réputées non écrites.

Pour le calcul du quorum, il n'est tenu compte que des formulaires qui ont été reçus par la société avant la réunion de l'assemblée, dans les conditions de délais fixés par décret en Conseil d'Etat.

Les formulaires ne donnant aucun sens de vote ou exprimant une abstention sont considérés comme des votes négatifs."

➨ Si vous désirez voter par correspondance, vous devez obligatoirement noircir la case "je vote par correspondance" au recto.

Dans ce cas, il vous est demandé :

• Pour les projets de résolutions proposées ou agréés par l'Organe de Direction :

- soit de voter "oui" pour l'ensemble des résolutions en ne noircissant aucune case.

- soit de voter "non" ou de vous "abstenir" (ce qui équivaut à voter "non") sur certaines ou sur toutes les résolutions en noircissant individuellement les cases correspondantes.

• Pour les projets de résolutions non agréées par l'Organe de Direction, de voter résolution par résolution en noircissant la case correspondant à votre choix.

En outre, pour le cas où des amendements aux résolutions présentées ou des résolutions nouvelles seraient déposées lors de l'assemblée, il vous est demandé d'opter entre 3 solutions (pouvoir au Président de l'assemblée générale, abstention ou pouvoir à personne dénommée), en noircissant la case correspondant à votre choix.

(3) POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

Article L. 225-106 du Code de Commerce (extrait) :

"Pour toute procuration d'un actionnaire sans indication de mandataire, le président de l'assemblée générale émet un vote favorable à l'adoption de projets de résolutions présentés ou agréés par le conseil d'administration ou le directoire, selon le cas, et un vote défavorable à l'adoption de tous les autres projets de résolution. Pour émettre tout autre vote, l'actionnaire doit faire choix d'un mandataire qui accepte de voter dans le sens indiqué par le mandant".

(4) POUVOIR À UNE PERSONNE DÉNOMMÉE

Article L.225-106 du Code de Commerce (extrait) :

"I - Un actionnaire peut se faire représenter par un autre actionnaire, par son conjoint ou par le partenaire avec lequel il a conclu un pacte civil de solidarité.

Il peut en outre se faire représenter par toute autre personne physique ou morale de son choix :

1° Lorsque les actions de la société sont admises aux négociations sur un marché réglementé ;

2° Lorsque les actions de la société sont admises aux négociations sur un système multilatéral de négociation qui se soumet aux dispositions législatives ou réglementaires visant à protéger les investisseurs contre les opérations d'initiés, les manipulations de cours et la diffusion de fausses informations dans les conditions prévues par le règlement général de l'Autorité des marchés financiers, figurant sur une liste arrêtée par l'autorité dans des conditions fixées par son règlement général, et que les statuts le prévoient.

II - Le mandat ainsi que, le cas échéant, sa révocation sont écrits et communiqués à la société. Les conditions d'application du présent alinéa sont précisées par décret en Conseil d'Etat.

III - Avant chaque réunion de l'assemblée générale des actionnaires, le président du conseil d'administration ou le directoire, selon le cas, peut organiser la consultation des actionnaires mentionnés à l'article L.225-102 afin de leur permettre de désigner un ou plusieurs mandataires pour les représenter à l'assemblée générale conformément aux dispositions du présent article.

Cette consultation est obligatoire lorsque, les statuts ayant été modifiés en application de l'article L.225-23 ou de l'article L.225-71, l'assemblée générale ordinaire doit nommer au conseil d'administration ou au conseil de surveillance, selon le cas, un ou des salariés actionnaires ou membres des conseils de surveillance des fonds communs de placement d'entreprise détenant des actions de la société. Cette consultation est également obligatoire lorsque l'assemblée générale extraordinaire doit se prononcer sur une modification des statuts en application de l'article L.225-23 ou de l'article L.225-71. Les clauses contraires aux dispositions des alinéas précédents sont réputées non écrites".

Article L. 225-106-1 du Code de Commerce

"Lorsque, dans les cas prévus aux troisième et quatrième alinéas du I de l'article L. 225-106, l'actionnaire se fait représenter par une personne autre que son conjoint ou le partenaire avec lequel il a conclu un pacte civil de solidarité, il est informé par son mandataire de tout fait lui permettant de mesurer le risque que ce dernier poursuive un intérêt autre que le sien.

Cette information porte notamment sur le fait que le mandataire ou, le cas échéant, la personne pour le compte de laquelle il agit :

1° Contrôle, au sens de l'article L. 233-3, la société dont l'assemblée est appelée à se réunir ;

2° Est membre de l'organe de gestion, d'administration ou de surveillance de cette société ou d'une personne qui la contrôle au sens de l'article L. 233-3 ;

3° Est employé par cette société ou par une personne qui la contrôle au sens de l'article L. 233-3 ;

4° Est contrôlé ou exerce l'une des fonctions mentionnées au 2° ou au 3° dans une personne ou une entité contrôlée par une personne qui contrôle la société, au sens de l'article L. 233-3.

Cette information est également délivrée lorsqu'il existe un lien familial entre le mandataire ou, le cas échéant, la personne pour le compte de laquelle il agit, et une personne physique placée dans l'une des situations énumérées aux 1° à 4°.

Lorsqu'en cours de mandat, survient l'un des faits mentionnés aux alinéas précédents, le mandataire en informe sans délai son mandant. A défaut par ce dernier de confirmation expresse du mandat, celui-ci est caduc.

La caducité du mandat est notifiée sans délai par le mandataire à la société.

Les conditions d'application du présent article sont précisées par décret en Conseil d'Etat."

Article L. 225-106-2 du Code de Commerce

"Toute personne qui procède à une sollicitation active de mandats, en proposant directement ou indirectement à un ou plusieurs actionnaires, sous quelque forme et par quelque moyen que ce soit, de recevoir procuration pour les représenter à l'assemblée d'une société mentionnée aux troisième et quatrième alinéas de l'article L. 225-106, rend publique sa politique de vote.

Elle peut également rendre publiques ses intentions de vote sur les projets de résolution présentés à l'assemblée. Elle exerce alors, pour toute procuration reçue sans instructions de vote, un vote conforme aux intentions de vote ainsi rendues publiques.

Les conditions d'application du présent article sont précisées par décret en Conseil d'Etat."

Article L. 225-106-3 du Code de Commerce

"Le tribunal de commerce dans le ressort duquel la société a son siège social peut, à la demande du mandant et pour une durée qui ne saurait excéder trois ans, priver le mandataire du droit de participer en cette qualité à toute assemblée de la société concernée en cas de non-respect de l'obligation d'information prévue aux troisième à septième alinéas de l'article L. 225-106-1 ou des dispositions de l'article L. 225-106-2. Le tribunal peut décider la publication de cette décision aux frais du mandataire.

Le tribunal peut prononcer les mêmes sanctions à l'égard du mandataire sur demande de la société en cas de non-respect des dispositions de l'article L. 225-106-2."

Si les informations contenues sur ce formulaire sont utilisées pour un fichier nominatif informatisé, elles sont soumises aux prescriptions de la loi n° 78-17 du 6 janvier 1978 modifiée, en ce qui concerne notamment le droit d'accès et de rectification pouvant être exercé par l'intéressé auprès de son teneur de compte.

FORM TERMS AND CONDITIONS

(1) GENERAL INFORMATION

This is the sole form pursuant to Article R 225-76 du Code de Commerce. Whichever option is used, the signatory should write his/her exact name and address in capital letters in the space provided e.g. a legal guardian: if this information is already supplied, please verify and correct if necessary.

If the signatory is a legal entity, the signatory should indicate his/her full name and the capacity in which he is entitled to sign on the legal entity's behalf. If the signatory is not the shareholder (e.g. a legal guardian), please specify your full name and the capacity in which you are signing the proxy. The form sent for one meeting will be valid for all meetings subsequently convened with the same agenda (Article R 225-77 alinéa 3 du Code de Commerce).

The text of the resolutions is in the notification of the meeting which is sent with this proxy (Article R 225-81 du Code de Commerce). Please do not use both "I vote by post" and "I hereby appoint" (Article R 225-81 du Code de Commerce). The French version of this document governs; The English translation is for convenience only.

(2) POSTAL VOTING FORM

Article L. 225-107 du Code de Commerce :

"A shareholder can vote by post by using a postal voting form determined by Conseil d'Etat decree. Any other methods are deemed to be invalid.

Only the forms received by the Company before the Meeting, within the time limit and conditions determined by Conseil d'Etat decree, are valid to calculate the quorum.

The forms giving no voting direction or indicating abstention are deemed to vote no."

➨ If you wish to use the postal voting form, you have to shade the box on the front of the document : "I vote by post". In such event, please comply with the following instructions :

In this case, please comply with the following instructions:

• For the resolutions proposed or agreed by the Board, you can :

- either vote "yes" for all the resolutions by leaving the boxes blank,

- or vote "no" or "abstention" (which is equivalent to vote "no") by shading boxes of your choice.

• For the resolutions not agreed by the Board, you can vote resolution by resolution by shading the appropriate boxes.

In case of amendments or new resolutions during the shareholder meeting, you are requested to choose between three possibilities (proxy to the chairman of the general meeting, abstention, or proxy to a mentioned person (individual or legal entity), by shading the appropriate box.

(3) PROXY TO THE CHAIRMAN OF THE GENERAL MEETING

Article L. 225-106 du Code de Commerce (extract):

"In the case of any power of representation given by a shareholder without naming a proxy, the chairman of the general meeting shall issue a vote in favor of adopting a draft resolutions submitted or approved by the Board of Directors or the Management board, as the case may be, and a vote against adopting any other draft resolutions. To issue any other vote, the shareholder must appoint a proxy who agrees to vote in the manner indicated by his principal".

(4) PROXY TO A MENTIONED PERSON (INDIVIDUAL OR LEGAL ENTITY)

Article L. 225-106 du Code de Commerce (extract):

"I - A shareholder may be represented by another shareholder, by his or her spouse, or by his or her partner who he or she has entered into a civil union with.

He or she can also be represented by an individual or legal entity of his or her choice :

1° When the shares are admitted to trading on a regulated market ;

2° When the shares are admitted to trading on a multilateral trading facility which is subject to the legislative and regulatory provisions that protects investors against insider information, price manipulation, and dissemination of false information as provided by the general regulation of the Autorité des marchés financiers (French Financial Markets Regulatory Authority), included on a list issued by the AMF subject to the conditions provided by its general regulation, and stated in the company memorandum and articles of association.

II - The proxy as well as its dismissal, as the case may be, must be written and made known to the company. A Conseil d'Etat decree specifies the implementation of the present paragraph.

III - Before every general meeting, the chairman of the board of directors or the management board, as the case may be, may organise a consultation with the shareholders mentioned in Article L.225-102 to enable them to appoint one or more proxies to represent them at the meeting in accordance with the provisions of this Article.

Such a consultation shall be obligatory where, following the amendment of the memorandum and articles of association pursuant to Article L.225-23 or Article L.225-71, the ordinary general meeting is required to appoint to the board of directors or the supervisory board, as the case may be, one or more shareholder employees or members of the supervisory board of the company investment funds that holds company's shares. Such a consultation shall also be obligatory where a special shareholders' meeting is required to take a decision on an amendment to the memorandum and articles of association pursuant to Article L.225-23 or Article L.225-71. Any clauses that conflict with the provisions of the preceding sub-paragraphs shall be deemed non-existent."

Article L. 225-106-1 du Code de Commerce

"When, in the events envisaged by the third and fourth paragraphs of the article L. 225-106 I, the shareholder is represented by a person other than his or her spouse or his or her partner who he or she has entered into a civil union with, he or she is informed by the proxy of any event enabling him or her to measure the risk that the latter pursue an interest other than his or hers. This information relates in particular to the event that the proxy or, as the case may be, the person on behalf of whom it acts:

1° Controls, within the meaning of article L.233-3, the company whose general meeting has to meet;

2° Is member of the management board, administration or supervisory board of the company or a person which controls it within the meaning of article L. 233-3;

3° Is employed by the company or a person which controls it within the meaning of article L. 233-3;

4° Is controlled or carries out one of the functions mentioned with the 2° or the 3° in a person or an entity controlled by a person who controls the company, within the meaning of article L. 233-3.

This information is also delivered when a family tie exists between the proxy or, as the case may be, the person on behalf of whom it acts, and a natural person placed in one of the situations enumerated from 1° to 4° above.

When during the proxy, one of the events mentioned in the preceding subparagraphs occurs, the proxy informs without delay his constituent. Failing by the latter to confirm explicitly the proxy, this one is null and void. The termination of the proxy is notified without delay by the proxy to the company.

The conditions of application of this article are determined by a Conseil d'Etat decree."

Article L. 225-106-2 du Code de Commerce

"Any person who proceeds to an active request of proxy, while proposing directly or indirectly to one or more shareholders, under any form and by any means, to receive proxy to represent them at the general meeting of a company mentioned in the third and fourth subparagraphs of the article L. 225-106, shall release its voting policy.

It can also release its voting intentions on the draft resolutions submitted to the general meeting. It exercises then, for any proxy received without voting instructions, a vote in conformity with the released voting intentions.

The conditions of application of this article are determined by a Conseil d'Etat decree."

Article L. 225-106-3 du Code de Commerce

"The commercial court of which the company's head office falls under can, at the request of the constituent and for a duration which cannot exceed three years, deprive the proxy of the right to take part in this capacity to any general meeting of the relevant company in the event of non-compliance with mandatory information envisaged from the third to seventh paragraphs of article L. 225-106-1 or with the provisions of article L. 225-106-2. The court can decide the publication of this decision at the expenses of the proxy.

The court can impose the same sanctions towards the proxy on request of the company in the event of non-compliance of the provisions of the article L. 225-106-2."

If any information included in this form is used for a computer file, it is protected by the provisions of Law No 78-17 of January 6, 1978 modified, especially about rights of access and alteration that can be exercised by interested parties nearby their custodian.